NATIONAL
HOLDINGS CORPORATION

120 Broadway, 27th Floor, New York, NY 10271, Phone 212-417-8210, Fax 212-417-8010

June 4, 2010

VIA EDGAR TRANSMISSION

Ms. Karen J. Garnett, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	National Holdings Corporation-Request to Withdraw
Registration Statement on Form S-1
(File No. 333-153859)

Ladies and Gentlemen:

          Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “ Act ”), National Holdings Corporation (the “ Registrant ”) hereby respectfully applies to the Securities and Exchange Commission (the “ Commission ”) for consent to the withdrawal of the Registrant’s Registration Statement (File No. 333-153859) on Form S-1 filed with the Commission on October 3, 2008 (the “ Registration Statement ”), together with all exhibits thereto.

          The Registrant is requesting withdrawal of the Registration Statement because it was never declared effective by the Commission.

          The Registrant confirms that no securities were offered or sold under the Registration Statement. The Registrant also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

          It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

          If you have any questions regarding the foregoing, please do not hesitate to contact Mark F. Coldwell of Littman Krooks LLP at (212) 490-2020.

Very truly yours,

NATIONAL HOLDINGS CORPORATION

By:	/s/ Mark Goldwasser
Mark Goldwasser, CEO